

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2023

Harold Dichter
Deputy General Counsel
Epic NewCo, Inc.
2400 Market Street
Philadelphia, Pennsylvania 19103

>   **Re: Epic NewCo, Inc.**
>   **Amendment No. 2 to Draft Registration Statement on Form 10-12B**
>   **Submitted July 7, 2023**
>   **CIK No. 0001967649**

Dear Harold Dichter:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form 10-12B

Will NewCo incur any indebtedness prior to or at the time of the distribution?, page 7

1. We note your disclosure that you anticipate having "approximately $1,500 million of indebtedness upon completion of the distribution[,]" which you expect to consist of borrowings under "one or more senior secured term loan facilities." We also note that you expect to enter into a " $300 million revolving credit facility." Please revise your disclosure here, in the Risk Factors section, in the Separation and Distribution section, the Description of Material Indebtedness section and elsewhere as appropriate to note the material terms of each of the agreements discussed above, including but not limited to, the parties to the agreements, the interest rates, the duration of each agreement and the termination provisions. Please also file the agreements as exhibits to your

registration statement or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information
Note (h), page 57

2.   Autonomous entity adjustments reflect changes in your costs resulting from agreements in place. Changes in costs that are not evidenced by agreements in place would ordinarily not be autonomous entity adjustments. Please tell us your basis for including the first, second and fourth bullet points as autonomous entity adjustments.

You may contact Blaise Rhodes at (202) 551-3774 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alison Z. Preiss